UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-38752

360 DigiTech, Inc.

(Translation of registrant’s name into English)

7/F Lujiazui Finance Plaza

No. 1217 Dongfang Road

Pudong New Area, Shanghai 200122

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Form 6-K is furnished by 360 DigiTech, Inc., (the “Company”) in connection with the entry into a rights agreement (the “Rights Agreement”) dated as of June 9, 2022, between the Company and American Stock Transfer & Trust Company, LLC, as rights agent.

On June 9, 2022, the Board of Directors (the “Board”) of the Company authorized the grant of one right (a “Right”) for each outstanding ordinary share, par value US$0.00001 per share, of the Company (the “Ordinary Shares”), to shareholders as recorded in the register of members at the close of business on June 17, 2022 (the “Record Date”).

Initially, each Right entitles the registered holder to acquire from the Company one class A ordinary share, par value $0.00001 per share, of the Company or any other shares resulting from successive changes or reclassifications of the class A ordinary shares (the “Class A Ordinary Shares”) at a Purchase Price (as defined in the Rights Agreement) per Class A Ordinary Share.

The Board adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group that acquires 10% or more of the Ordinary Shares of the Company without the approval of the Board. As a result, the overall effect of the Rights Agreement and the issuance of the Rights may be to render more difficult or discourage a merger, tender or exchange offer or other business combination involving the Company that is not approved by the Board. However, neither the Rights Agreement nor the Rights should interfere with any merger, tender or exchange offer or other business combination approved by the Board.

The following description is a summary of the terms of the Rights Agreement and does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

Rights Certificates; Exercise Period.

Initially, the Rights will be attached to all Ordinary Share certificates representing shares then outstanding, and no separate rights certificates ( “Rights Certificates”) will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Ordinary Shares and a distribution date (“Distribution Date”) will occur upon the earlier of (i) ten (10) business days following a public announcement that a person or group of affiliated or associated persons, or an Acquiring Person, has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding Ordinary Shares (the “Share Acquisition Date”), other than as a result of (x) repurchases of shares by the Company and (y) certain inadvertent actions by institutional or certain other shareholders as described in the Rights Agreement, or (ii) ten (10) business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

Until the Distribution Date (or earlier exchange, termination or expiration of the Rights), (i) the Rights will be evidenced by the Ordinary Share certificates (or, in the absence of share certificates, by the notations in the register of members) and will be transferred with and only with such Ordinary Shares, (ii) new Ordinary Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Ordinary Shares outstanding will also constitute the transfer of the Rights associated with the Ordinary Shares represented by such certificates.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to registered holders of the Ordinary Shares as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, only Ordinary Shares issued prior to the Distribution Date will be issued Rights.

Flip-in Trigger.

In the event that a person or a group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be null and void), will thereafter have the right to purchase, for the price of $36.00, subject to adjustment (the “Purchase Price”), a number of Class A Ordinary Shares (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Purchase Price.

Flip-over Trigger.

In the event that, at any time following the Share Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Ordinary Shares of the Company are changed or exchanged, or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided) will thereafter have the right to receive, upon exercise, ordinary shares (or capital stock, as applicable) of the acquiring company having a value equal to two times the Purchase Price of the Right.

Termination of Rights.

At any time until ten (10) business days following the Share Acquisition Date, the Company may terminate the Rights in whole, but not in part, for no consideration. Immediately upon the action of the Board ordering termination of the Rights, the Rights will terminate.

Exchange.

At any time before an Acquiring Person owns 50% or more of the outstanding Ordinary Shares, the Board may exchange the Rights (except for Rights that have previously been voided), in whole or in part, for Ordinary Shares at an exchange ratio of one Class A Ordinary Share per Right or one-half ADS per Right (subject to adjustment). In certain circumstances, the Company may elect to exchange the Rights for cash or other securities of the Company having a value approximately equal to one Class A Ordinary Share.

Shareholder Rights.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

Expiration.

The Rights are not exercisable until the Distribution Date and will expire on the close of business on June 9, 2027 (the “Final Expiration Date”), unless such date is extended or the Rights are earlier terminated as described above.

Amendments to Terms of the Rights.

The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights, with certain exceptions, in order to (i) cure any ambiguities; (ii) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision therein; or (iii) make any other changes or provisions if the Company deems necessary or desirable; provided that such changes do not adversely affect the interests of holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).

Exhibit Index

Exhibit No.	Description of Exhibit

4.1	Rights Agreement, dated as of June 9, 2022, between 360 DigiTech, Inc. and American Stock Transfer & Trust Company, LLC, which includes the form of Rights Certificate as Exhibit A and the form of Summary of Rights to Purchase Class A Ordinary Shares as Exhibit B

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

360 DigiTech, Inc.

	By:	/s/ Alex Xu
	Name:	Alex Xu
	Title:	Director and Chief Financial Officer

Date: June 13, 2022